SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KELLWOOD COMPANY

(Name of Subject Company)

KELLWOOD COMPANY

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

488044108

CUSIP Number of Class of Securities

______________________

Robert C. Skinner, Jr.

Chairman, President and Chief Executive Officer

Kellwood Company

420 Fifth Avenue

New York, New York 10018

Telephone: 212.329.8050

Facsimile: 212.329.8090

Copies To:

Thomas H. Pollihan Kellwood Company 600 Kellwood Parkway St. Louis, MO 63017 Telephone: 314.576.3100 Fax: 314.576.3279	Howard E. Steinberg McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173-1922 Telephone: 212.547.5415 Fax: 212.547.5444	Robert A. Schreck, Jr. McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Telephone: 312.984.7582 Fax: 312.984.7700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kellwood Company, a Delaware corporation (“Kellwood” or the “Company”), on January 28, 2008, as previously amended on February 11, 2008 (the “Schedule 14D-9”) related to an unsolicited, conditional tender offer by Cardinal Integrated, LLC (“Purchaser”), an affiliate of Sun Capital Securities Group, LLC (“Sun Capital”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (“Common Stock”) and the associated Preferred Stock Purchase Rights (the “Rights” and together with the Common Stock, the “Shares”) issued as a dividend on the Common Stock and governed by the Amended and Restated Rights Agreement, dated April 19, 2007, by and between the Company and American Stock Transfer Company, as rights agent (the “Rights Plan”) for $21.00 per Share, net to the Seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in that certain Offer to Purchase filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2008 (the “Offer Documents”). Unless otherwise defined herein, capitalized terms shall have the respective meanings given to such terms in the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.	Additional Information

“Item 8: Additional Information” is hereby amended and supplemented by adding the following at the end thereof.

“Offer Expiration

The Offer expired at 12:00 midnight New York City time, on Tuesday, February 12, 2008.

As of the expiration of the Offer, approximately 15.8 million Shares were validly tendered, and not properly withdrawn, representing approximately 70.5% of the outstanding shares of the Company. When added to Sun Capital' s existing 11.4% Shares, this represents approximately 81.9% of the Company’s total outstanding Shares. Additional Shares were guaranteed to be delivered within the next three business days which, if added to the tendered Shares and Sun Capital's existing Shares, would represent in excess of 90.0% of Kellwood' s total outstanding Shares.

All Shares validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for purchase by Purchaser, and Purchaser expects to promptly pay for all such Shares.

Subsequent Offer Period

On February 13, 2008, Sun Capital announced that Purchaser commenced a subsequent offering period for all of the remaining untendered Shares that will expire at 12:00 midnight New York City time on Friday, February 15, 2008. During this subsequent offer period, Company stockholders who did not previously tender their Shares into the Offer may do so and will promptly receive $21.00 per share cash consideration, as was paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

Departure of Directors

In connection with the Offer and the Merger Agreement, each of Ben B. Blount, Jr., Kitty G. Dickerson, Ph.D., Jerry M. Hunter, Phillip B. Miller and Robert Siegel the “Resigning Directors”) resigned from their respective positions as members of the Company’s Board of Directors effective on February 13, 2008. Their resignations were contingent upon (i) the satisfaction of the Majority Condition and the making of or irrevocably providing for payment for such Shares, and (ii) the acceptance of the resignation by the Company’s Board of Directors. On February 13, 2008, after the Board determined that the Majority Condition had been met and the irrevocable provision for payment of such shares had been made, the Company’s Board of Directors accepted the resignations from the Resigning Directors.

In connection with the Offer and Merger Agreement, on February 13, 2008, the Purchaser designated each of Jason G. Bernzweig, Mark Brody, Christopher T. Metz, and Christopher H. Thomas (the “Purchaser Designees”) as nominees for the Company’s Board of Directors. On February 13, 2008, the Board of Directors appointed the Purchaser Designees to replace the Resigning Directors.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLWOOD COMPANY

Date: February 13, 2008	By:	/s/ ROBERT C. SKINNER, JR.

	Title:	Robert C. Skinner, Jr. Chairman, President and Chief Executive Officer